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                              [OPTIMA LETTERHEAD]



                          OPTIMA PETROLEUM CORPORATION
                                       AND
                            AMERICAN EXPLORER, L.L.C.
                            ANNOUNCE MERGER AGREEMENT

HOUSTON, TEXAS - FEBRUARY 12, 1998 - OPTIMA PETROLEUM CORPORATION (NASDAQ:
OPPCF) and American Explorer, L.L.C., a privately owned independent oil and gas company based in Lafayette, Louisiana, today announced the signing of a definitive agreement calling for the merger of these two companies. This merger is subject to approval by Optima shareholders, U.S. and Canadian regulatory authorities, an independent fairness opinion and customary conditions to closing.

Under the terms of the agreement, American Explorer owners will receive 7.335 million shares of Optima common stock and rights to acquire an additional 1.667 million shares of Optima common stock issuable upon the occurrence of certain post closing events in return for 100% of American Explorer, L.L.C. and associated companies. It is anticipated that the Annual General Meeting of Optima shareholders will be held on or before May 31, 1998 with the closing of these transactions to occur immediately thereafter.

Optima and American Explorer are both engaged in the exploration, development and production of oil and gas, primarily in the U.S. Gulf Coast region and have previously worked together on a number of oil and gas projects. As part of the merger with American Explorer, Optima will be redomiciled as a U.S. (Delaware) corporation headquartered in Lafayette, Louisiana with exploration offices in Houston, Texas. Canadian offices will be closed. Optima shareholders will be asked to elect a new seven person board of directors to be effective at the closing, to include Charles T. Goodson, Alfred J. Thomas, II, Ralph J. Daigle and Robert R. Brooksher, of American Explorer and Daniel G. Fournerat, outside counsel to American Explorer. William C. Leuschner and Robert L. Hodgkinson, both current officers of Optima will continue as directors. Mr. Goodson will become President and Chief Executive Officer of Optima, Mr. Thomas becoming Chief Operating Officer and Mr. Daigle becoming Senior Vice President, Exploration. Mr. Brooksher shall become Chief Financial Officer.

Optima shares are traded on the Nasdaq National Market System under the symbol "OPPCF" and on the Toronto Stock Exchange under the symbol "OPP". For additional information, please contact:

OPTIMA PETROLEUM CORPORATION           AMERICAN EXPLORER, L.L.C.
Mr. Robert L. Hodgkinson               Mr. Charles T. Goodson
(604) 684-6886                         (318) 232-7028